Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Community Banks, Inc.

Commission File No.: 001-11663

The following communication was posted to the internal employee web sites of Susquehanna Bancshares and CommunityBanks on June 6, 2007.

Frequently Asked Questions: Volume #1	June 6, 2007

This document offers answers to some of the questions raised by CommunityBanks employees since the announcement of Susquehanna Bancshares’ plans to acquire CommunityBanks. In a number of cases, questions deal with issues that are being reviewed and evaluated by the Transition Team composed of employees from both companies. In these cases, we do not yet have definitive answers, and it may be some time before all of these questions can be answered. The questions illustrate that employees want to have accurate information to pass along to customers, and we will provide updates on the integration plans as soon as possible. In the meantime, we thank everyone for your patience, understanding, and continued focus on our primary objective: providing excellent service to our customers.

Operational Questions

What happens on the merger date? Does CommunityBanks officially exist no more?

Based on the current plan and expectation, on November 16, 2007, CommunityBanks will become part of Susquehanna Bancshares, Inc. Most of Community’s branches will become part of the Susquehanna Bank PA subsidiary, while some will become part of the Susquehanna Bank subsidiary based in Maryland. In terms of how existing CommunityBanks departments will be handled, this is currently being reviewed by the Transition Team, which is led by Greg Duncan, President and CEO of Susquehanna Bank PA, and Eddie Dunklebarger, Chairman, President and CEO of CommunityBanks. We will provide additional updates on the work of the Transition Team as it becomes available.

Is November 16 the merger date or the system conversion date?

Our current projection is that the acquisition will be completed and become official on Friday, November 16, 2007, and the conversion of Community’s systems to Susquehanna’s will occur during that weekend.

How many branches will be closing?

The Bank Affiliates committee of the Transition Team is reviewing the combined branch network of our two banks in order to make recommendations about any branch consolidations or closings that may be necessary. More details will be reported when this part of the integration process is complete.

How will the platform staffing change if a CommunityBanks branch currently has a Manager, FSC and Head Teller, but no Assistant Manager?

A committee of the Transition Team that deals with Human Resources issues is evaluating branch staffing, and they will release additional information once this process is complete.

Susquehanna/Community FAQ: Volume #1; June 6, 2007	1

Customers are wondering whether their account numbers will change, and will they need to purchase new checks?

Issues such as account number format and decisions about issuing new checks are being reviewed by members of the Transition Team, and we will provide updates on these issues as decisions are made.

Will the “Signing Makes Cents” promotion continue after the merger? (This refers to a program in which Community customers receive a 5-cent deposit into their account each time they use their Visa® Check Card in a signature transaction).

Will the Megabucks children’s banking program continue, and also the kids’ banking day program?

Will the integration process be more of a take-over or a merger? In other words, which bank’s products, services and employees will continue in the combined bank?

Will products be grandfathered?

Can accounts be merged?

It’s still pretty early to tell, but has there been any talk about the continuing availability of Free Checks? I noticed that Susquehanna has several accounts that offer a Free (Initial) order of Safety Paper Checks.

The questions above involve products and services, and the Bank Affiliates committee of the Transition Team is now meeting to review these issues. Our goal is to analyze all products and services from both organizations and identify the ones that will best serve the customer base of the combined bank. Although both employees and customers would like answers to these questions as soon as possible, please be patient, because a thorough review and comparison of products takes time. We will provide additional information as determinations about products and services are made. Details about products, services and other aspects of our work with customers will be included in a product and service guide that we expect to mail to customers later this year.

Will customers be able to make deposits using foreign ATMs after the merger?

At this time, Susquehanna Bank PA customers can not make deposits at other banks’ ATMs.

I was just wondering if Susquehanna has floating teller positions and if so how far would we be traveling?

Susquehanna employs floating tellers throughout our markets. These tellers generally work within a region and support an assigned group of branches in the region. The travel distance varies but is generally a reasonable distance within the region.

What type of licensing do the platform people at Susquehanna have? Will we have the opportunity to get more than just our life/annuity?

At present, Susquehanna’s Licensed Branch Employees are only licensed for Life/ Annuity products, not for the sale of other products such as variable annuities or mutual funds.

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What will happen to the Blue Ball Bank Operations Center building?

The Operations & Services committee is evaluating bank facilities and will provide updates as decisions are made about how facilities can best be used to support our branch network and customers.

Does Susquehanna sell its in-house loans?

Susquehanna does sell many of its mortgages, as well as some other loans such as HELOCs, through securitization procedures. However, the company does retain some of its loans as well.

Employee/Human Resources Questions

Will non-exempt employees due annual reviews between now and the consummation date receive them and any applicable salary increases?

Annual reviews and merit increases will be handled according to CommunityBanks policies up until the acquisition date.

When will we be told if our position will be eliminated? I understand there is a hiring freeze at Susquehanna, but if we are not told until November, we may be passing up some opportunities to apply for that position.

We are working hard to identify employees who may be affected by consolidations and will communicate as soon as possible when decisions are reached. At this point, we hope to notify employees in the areas of impact by August, and around that time we will post available Susquehanna positions. Susquehanna is temporarily limiting hiring for most branch, operations and administrative openings. However, hiring does need to continue for certain critical positions and to maintain appropriate service levels for customers, with hiring in these cases being approved by executive management.

I know people will lose their jobs, but will it happen before or after the merger? And if so, how many people will be affected?

Job ending dates will vary based on position. At this time, we have not yet determined the number of employees who will be affected by consolidations.

When will the severance package details be made known? Will it include pay for unused vacation time and sick time? Will it include job search assistance, retraining and tuition? Stock option offerings?

Severance packages will be communicated individually with those who are impacted. Our hope is to communicate with impacted employees by August with information regarding all benefits, including vacation pay, health benefits and job search assistance, as well as other benefits.

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If we lose our jobs, will information be provided to us to help us get unemployment benefits? How long will the unemployment last?

Yes, we will provide information regarding unemployment benefits. There is also information available on the following websites that may be helpful:

•	Pennsylvania CareerLink
http://www.pacareerlink.state.pa.us/homeframe.asp?nocacheid=529200713354

•	Pennsylvania Department of Labor & Industry
http://www.dli.state.pa.us/landi/cwp/view.asp?a=355&q=235210

How will our benefits change, if they do? Health, Dental, Vision. Will we be paying more?

Yes, your benefit plans will probably change. Unfortunately, how and by how much we cannot say at this time. We are currently reviewing the Community Benefit Plans with a goal of gaining synergy in the market for the two combined employee groups. This requires some carriers from both sides of the acquisition looking at all of the claims experience and census data, then giving us a price based on the potential future needs and risk of the two groups combined. We don’t know at this time which plans we will ultimately select. We also don’t know what prices will look like yet, since that is also contingent upon this analysis and a consolidation of the two employee populations. Our current plan is to keep Community’s present benefits intact until 1/1/08.

Will employees being severed from the company receive vacation time they have accrued? The uncertainty right now is causing people to wonder whether they should take vacation time for fear of losing it.

Employees will be paid for unused time they have earned up until the date of termination.

Can we be sure that if we are severed as a result of the merger we can keep the employee discount on all our loans, especially our mortgage?

This will depend on the way the employee loan was structured. You may wish to check with your loan support area.

If my position is one that will continue after the merger, will I have to reapply for my job?

No, although CommunityBanks employees will be integrated in the HR system and will complete certain required “new hire” paperwork.

If a branch closes and a teller, manager, assistant manager or CSR wants to transfer to another branch, can they bump another person with less seniority?

Our internal posting practice looks at many factors—such as experience, skill, education and performance—to determine selection for positions. In the case of a closing branch, we generally provide first opportunities to fill other open positions to those impacted by the closing. However, it is not our practice to “bump” employees out of currently held positions.

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How many hours do you have to work to be considered full time at Susquehanna?

30 or more hours per week.

Will the bank continue to offer incentives to the branch staff?

Susquehanna currently has a retail incentive program that includes incentives for branch staff. Many policies and practices will be evaluated during the integration of Community and Susquehanna, and final decisions regarding these types of incentive programs have not yet been made.

CommunityBanks employees have the ability to receive an 11% discount through Cingular. Does Susquehanna have any discounts available for their employees?

Susquehanna does have discounts on some products and services, including Sprint PCS, computers, entertainment options, and vehicles. We will be evaluating any similar discount programs that Community participates in as part of the integration process.

Susquehanna/Community FAQ: Volume #1; June 6, 2007

Susquehanna will file a registration statement on Form S-4 containing a joint proxy statement addressed to Susquehanna’s and Community’s shareholders and a prospectus for the Susquehanna stock to be offered in the Merger with the Securities and Exchange Commission (the “SEC”). A definitive proxy statement will be sent to both Susquehanna’s and Community’s shareholders seeking their approval of the Merger. Investors and shareholders are urged to read the registration statement carefully when it becomes available, because it will contain important information about the Merger. Investors and shareholders may obtain a free copy of the registration statement, when it becomes available, and other documents filed with, or furnished to, the SEC by Susquehanna or Community at the SEC’s website at http://www.sec.gov. Copies of the registration statement and other documents filed by Susquehanna or Community with the SEC may also be obtained for free from Susquehanna by directing a written request to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Abram G. Koser, Vice President - Investor Relations or from Community by directing a written request to Community Banks, Inc., 777 East Park Drive, Harrisburg, PA 17111, Attention: Patricia E. Hoch.

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